UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COTHERIX, INC.

(Name of subject company (Issuer))

Curl Acquisition Subsidiary, Inc. (Offeror)

Actelion US Holding Company (Parent of Offeror)

Actelion Ltd. (Parent of Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.001 par value per share	22163T103
(Title of classes of securities)	(CUSIP number of common stock)

Dr. Marian Borovsky

General Counsel

Actelion Ltd.

Gewerbestrasse 16 / 4123 Allschwil / Switzerland

+41 61 565 64 39

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$388,581,219	$41,579

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2007, issued November 17, 2006, by multiplying the transaction value by .000107.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$41,579	Filing Party:	Curl Acquisition Subsidiary, Inc., Actelion US
		Holding Company and Actelion Ltd.

Form of Registration No.:	Schedule TO-T	Date Filed:	December 8, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2006, amends and supplements the Tender Offer Statement on Schedule TO-T (the “Initial Statement”) filed by (i) Actelion Ltd., a Swiss corporation (“Actelion”), (ii) Actelion US Holding Company, a Delaware corporation and a wholly owned subsidiary of Actelion (“Parent”), and (iii) Curl Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Offeror”), relating to an offer by Offeror to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CoTherix, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.50 per Share in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Initial Statement, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of November 19, 2006 (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, 5, 6, 11 and 12.

1. In the “Summary Term Sheet” section of the Offer to Purchase, the penultimate paragraph under the summary entitled “Conditions to the Tender Offer” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent or Offeror; provided, however, that the Minimum Condition can only be waived with the prior written consent of the Company. Any such waiver will apply to all tendered shares. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time but not after the expiration of the tender offer.”

2. In the “Summary Term Sheet” section of the Offer to Purchase, the first paragraph under the summary entitled “Merger Following Expiration of the Tender Offer; Top-Up Option” is amended and restated in its entirety as follows:

“If, following consummation of the tender offer, Offeror owns 90% or more of the outstanding Shares, Offeror intends to cause the Company to consummate a “short form” merger under the Delaware General Corporation Law. Neither stockholder approval nor the approval of the board of directors of the Company would be required to consummate the “short form” merger. If Offeror does not acquire at least 90% of the outstanding Shares pursuant to the tender offer, stockholder approval of the Merger will be required, and a significantly longer period of time will be required to effect the Merger under Delaware law. Upon Offeror’s acceptance or acquisition of Shares for payment pursuant to the tender offer constituting 85% of the Shares then outstanding, Offeror may exercise an irrevocable option granted by the Company to purchase the number of Shares that would cause Offeror to own one share more than 90% of the Shares then outstanding (the “Top-Up Option”). Any purchase of Shares pursuant to the Top-Up Option must be made in compliance with Rule 14e-5(a) of the Exchange Act, which prohibits the Offeror from purchasing Shares except (1) as part of the proposed tender offer from the time of the public announcement of the tender offer until the expiration or termination of the tender offer or (2) if such purchase is otherwise exempt from Rule 14e-5(a).”

3. In the “Questions and Answers” section of the Offer to Purchase, the fourth paragraph under the question entitled “What are the most significant conditions of the tender offer?” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the merger agreement, may be waived by Parent and Offeror, in whole or in part at any time and from time to time in the sole discretion of Parent and Offeror; provided, however, that the minimum condition can only be waived with the prior written consent of the Company. Any such waiver will apply to all tendered shares. The failure by Parent and Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time but not after the expiration of the tender offer. See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase.”

4. In the “Tender Offer” section of the Offer to Purchase, the sixth paragraph in Section 1 entitled “Terms of the Offer” is amended and restated in its entirety as follows:

“Subject to the applicable rules and regulations of the SEC, Offeror expressly reserves the right to delay acceptance for payment of any Shares pending the receipt of required governmental consents, or, subject to the limitations set forth in the Merger Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for upon the failure of any of the Offer Conditions, by giving oral or written notice of such delay or termination to the Depositary. Offeror’s right not to accept for payment of any Shares is subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act relating to Offeror’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.”

5. In the “Tender Offer” section of the Offer to Purchase, the first paragraph in Section 8 entitled “Certain Information Concerning the Company” is amended and restated in its entirety as follows:

“Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or 21 upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. None of Actelion, Parent or Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue.”

6. In the “Tender Offer” section of the Offer to Purchase, the second paragraph in the subsection entitled “Certain Projections” in Section 8 entitled “Certain Information Concerning the Company” is amended and restated in its entirety as follows:

“The non-public business and financial information and projections of the Company that the Company has provided to Parent during the course of Parent’s due diligence investigation of the Company have been provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in the Schedule TO or any other Offer documents. The non-public business and financial information and projections have not been independently verified by Actelion, Parent or Offeror and are the sole work product of the Company. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company has advised Actelion, Parent and Offeror of certain assumptions, risks and limitations regarding these projections, as described below. Projected net revenues may be lower due to differences between Company and Actelion accounting policies on fees paid to specialty pharmacy distributors.”

7. In the “Tender Offer” section of the Offer to Purchase, the third paragraph in the subsection entitled “Certain Projections” in Section 8 entitled “Certain Information Concerning the Company” is amended and restated in its entirety as follows:

“The Company has advised Actelion, Parent and Offeror that it does not as a matter of course make public any projections as to performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Actelion, Parent and Offeror. Although Actelion, Parent and Offeror were provided such projections, they did not base their analysis of the Company on such projections. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and the Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. The Company has advised Actelion, Parent and Offeror that its internal financial forecasts (upon which the projections provided to Actelion, Parent and Offeror were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company, including assumptions regarding the growth in sales of Ventavis in its current formulation, partially resulting from an anticipated decrease in dosing duration through a programming change to the I-neb delivery device manufactured by Profile Drug Delivery Ltd. The assumptions for Ventavis revenue also reflect the anticipated introduction of a competitive inhaled product pursuant to a full development program within standard industry timelines. Revenue is projected to include growth as a result of the successful continued development and regulatory approval of a more easily administered formulation of iloprost, the active ingredient in Ventavis, and successful clinical development work culminating in filing and approval by the U.S. Food and Drug Administration of a New Drug Application for, and the successful commercialization of, fasudil. The projections also reflect assumptions with respect to the market for the Company’s products, the Company’s ability to achieve the assumed product pricing for new products and price increases for the current formulation of Ventavis, the ability to successfully negotiate and consummate potential strategic partnerships and/or licenses for products and product candidates under development, effective tax rates, interest rates and currency exchange rates, the anticipated amount of financings by the Company, the potential of product liability lawsuits asserted against the Company exceeding damages for which the Company is insured, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company’s control, and none of which were subject to approval by Actelion, Parent or Offeror. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.”

8. In the “Tender Offer” section of the Offer to Purchase, the penultimate paragraph in the subsection entitled “Certain Projections” in Section 8 entitled “Certain Information Concerning the Company” is amended and restated in its entirety as follows:

“The inclusion of the projections herein should not be regarded as an indication that any of Actelion, Parent, Offeror, the Company or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of Actelion, Parent, Offeror, the Company or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.”

9. In the “Tender Offer” section of the Offer to Purchase, the subsection “Top-Up Option” in Section 13 entitled “The Transaction Documents” is amended and restated in its entirety as follows:

The Company granted to Offeror an irrevocable option (the “Top-Up Option”), exercisable only on or after Offeror’s acceptance of tendered Shares for purchase, to purchase that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Offeror at the time of such exercise, would constitute one share more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. Any purchase of Shares pursuant to the Top-Up Option must be made in compliance with Rule 14e-5(a) of the Exchange Act, which prohibits the Offeror from purchasing Shares except (1) as part of the proposed tender offer from the time of the public announcement of the tender offer until the expiration or termination of the tender offer or (2) if such purchase is otherwise exempt from Rule 14e-5(a).

10. In the “Tender Offer” section of the Offer to Purchase, subparagraph (1) in the first paragraph in Section 15 entitled “Certain Conditions of Offeror’s Obligations” is amended and restated in its entirety as follows:

“(1) any of the representations and warranties of the Company set forth in Section 6.1(a) (relating to organization, good standing and qualification in foreign jurisdictions), Section 6.3 (relating to corporate authority, approval and opinion of financial advisor) or Section 6.19 (relating to takeover statutes; charter provisions) of the Merger Agreement will not have been accurate in all material respects as of the date of the Agreement or will not be accurate in all material respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date; provided, however, that, for purposes of determining the accuracy of any of such representations and warranties, (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will not be given any effect, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Agreement will constitute an exception to, and not an amendment of, such representations and warranties;”

11. In the “Tender Offer” section of the Offer to Purchase, subparagraph (2) in the first paragraph in Section 15 entitled “Certain Conditions of Offeror’s Obligations” is amended and restated in its entirety as follows:

“(2) (A) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that do not address matters only as of a particular date will not have been accurate in all respects as of the date of the Merger Agreement or will not be accurate in all respects on and as of the expiration date of the Offer with the same force and effect as if made on and as of such date and the failure of such representations and warranties to be so accurate, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect, or

(B) any of the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clause (1) above) that address matters only as of a particular date will not have been accurate in all respects as of such particular date and the failure of such representations and warranties to be so accurate on and as of such particular date, and the circumstances constituting or giving rise to such failure, constitute, individually or in the aggregate, a Company Material Adverse Effect;

provided, however, that, for purposes of determining the accuracy of all such representations and warranties referred to in this clause (2), (x) all “Company Material Adverse Effect” and other qualifications based on the word “material” contained in such representations and warranties will not be given any effect, and (y) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of the Merger Agreement will constitute an exception to, and not an amendment of, such representations and warranties;”

12. In the “Tender Offer” section of the Offer to Purchase, the last paragraph in Section 15 entitled “Certain Conditions of Offeror’s Obligations” is amended and restated in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Offeror, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Offeror. Any such waiver will apply to all tendered shares.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CURL ACQUISITION SUBSIDIARY, INC.

By:	/s/ TINA KITT
Name: Tina Kitt
Title: President

ACTELION US HOLDING COMPANY

By:	/s/ TINA KITT
Name: Tina Kitt
Title: President

ACTELION LTD.

By:	/s/ MARIAN BOROVSKY
Name: Marian Borovsky
Title: Vice President, General Counsel and Corporate Secretary

By:	/s/ ANDREW OAKLEY
Name: Andrew Oakley
Title: Chief Financial Officer

Dated December 28, 2006